UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 1, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated September 11, 2014
•	Press Release dated September 11, 2014
•	Press Release dated September 17, 2014
•	Press Release dated September 22, 2014
•	Press Release dated September 23, 2014
•	Press Release dated September 23, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: October 1, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Announces $200 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, September 11, 2014 – Enbridge Inc. (TSX:ENB) (NYSE:ENB “Enbridge”) today announced that it has entered into an agreement with a group of underwriters to sell eight million Cumulative Redeemable Preference Shares, Series 15 (the “Series 15 Preferred Shares”) at a price of $25.00 per share for distribution to the public. Closing of the offering is expected on September 23, 2014.

The holders of Series 15 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.10 per share, payable quarterly on the first day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.40 per cent per annum, for the initial fixed rate period to but excluding September 1, 2020. The first quarterly dividend payment date is scheduled for December 1, 2014. The dividend rate will reset on September 1, 2020 and every five years thereafter at a rate equal to the sum of the then five-year Canadian Government bond yield plus 2.68 per cent. The Series 15 Preferred Shares are redeemable by Enbridge, at its option, on September 1, 2020 and on September 1 of every fifth year thereafter.

The holders of Series 15 Preferred Shares will have the right to convert their shares into Cumulative Redeemable Preference Shares, Series 16 (the “Series 16 Preferred Shares”), subject to certain conditions, on September 1, 2020 and on September 1 of every fifth year thereafter. The holders of Series 16 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the 90-day Government of Canada Treasury bill rate plus 2.68 per cent.

Enbridge has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional 2 million Series 15 Preferred Shares at a price of $25.00 per share.

The offering is being made only in Canada by means of a prospectus supplement to the base shelf prospectus of the Corporation dated September 2, 2014. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is led by TD Securities Inc., CIBC World Markets, RBC Capital Markets, and Scotiabank.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investment Community Adam McKnight (403) 266-7922 Email: adam.mcknight@enbridge.com	Enbridge Inc. – Media Graham White (403) 508-6563/(888) 992-0997 Email: graham.white@enbridge.com

NEWS RELEASE

Enbridge Increases Size of Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, September 11, 2014 – Enbridge Inc. (TSX:ENB) (NYSE:ENB “Enbridge”) today announced that as a result of strong investor demand for its previously announced offering of Cumulative Redeemable Preference Shares, Series 15 (the “Series 15 Preferred Shares”), the size of the offering has been increased to 11 million Series 15 Preferred Shares. The aggregate gross proceeds will be C$275 million. Closing of the offering is expected on September 23, 2014.

The holders of Series 15 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.10 per share, payable quarterly on the first day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.40 per cent per annum, for the initial fixed rate period to but excluding September 1, 2020. The first quarterly dividend payment date is scheduled for December 1, 2014. The dividend rate will reset on September 1, 2020 and every five years thereafter at a rate equal to the sum of the then five-year Canadian Government bond yield plus 2.68 per cent. The Series 15 Preferred Shares are redeemable by Enbridge, at its option, on September 1, 2020 and on September 1 of every fifth year thereafter.

The holders of Series 15 Preferred Shares will have the right to convert their shares into Cumulative Redeemable Preference Shares, Series 16 (the “Series 16 Preferred Shares”), subject to certain conditions, on September 1, 2020 and on September 1 of every fifth year thereafter. The holders of Series 16 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the 90-day Government of Canada Treasury bill rate plus 2.68 per cent.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is led by TD Securities, CIBC World Markets, RBC Capital Markets, and Scotiabank.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investment Community Adam McKnight (403) 266-7922 Email: adam.mcknight@enbridge.com	Enbridge Inc. – Media Graham White (403) 508-6563/(888) 992-0997 Email: graham.white@enbridge.com

NEWS RELEASE

Enbridge Proposes To Transfer U.S. $900 Million Asset to Enbridge Energy Partners

CALGARY, Alberta, September 17, 2014 – Enbridge Inc. (TSX, NYSE: ENB) announced today that it has proposed to transfer its 66.7 percent interest in the U.S. segment of the Alberta Clipper Pipeline to its affiliate, Enbridge Energy Partners L.P. (NYSE: EEP) (EEP) for approximately U.S. $900 million. EEP is the owner of the other 33.3 percent interest. The proposed consideration includes cash of approximately U.S. $300 million, plus approximately U.S. $600 million of Class E equity units to be issued to Enbridge by EEP. The proposed transfer and terms are subject to review and recommendation by an independent committee of the Board of Directors of Enbridge Energy Management, L.L.C, the delegate of EEP’s general partner, and to approval by that Board. The transfer is targeted to close by the end of 2014.

The U.S. segment of Alberta Clipper earns a stable cost of service return which is not subject to variations in throughput or operating costs. The transfer will not require any issuance of equity to the public by EEP, and is expected to be immediately accretive to distributable cash flow per unit by approximately 3 percent.

The Class E units to be issued to Enbridge would be entitled to the same distributions as the Class A units held by the public and would be convertible into Class A units on a one-for-one basis at Enbridge’s option. The Class E units would be redeemable at EEP’s option after 30 years, if not converted by Enbridge. The units would have a liquidation preference equal to their fair value on closing. Enbridge’s economic interest in EEP would increase from approximately 34 percent to approximately 36 percent as a result of the transfer.

Mr. J. Richard Bird, Enbridge’s Executive Vice President, Chief Financial Officer and Corporate Development commented, “This is the latest in a series of actions which Enbridge has taken to enhance EEP’s distributable cash flow and restore its effectiveness as one of the sources of low cost funding for Enbridge’s organic growth opportunities and, through drop downs such as this one, for Enbridge’s broader growth capital program. Following these actions EEP’s valuation has improved to the point where a drop down is now accretive to both EEP’s distributable cash flow and to Enbridge’s earnings, and we are able to accelerate this aspect of our financial strategy. This initial drop down has been intentionally structured to impose no incremental equity funding requirement on EEP given all the other actions taken to put the Partnership into a position of requiring minimal additional equity until its growth investments come into service and begin contributing to distributable cash flow. This additional step we’ve taken should serve to confirm that EEP’s effectiveness as a sponsored vehicle has been restored, and pave the way for further drop downs.”

The U.S. segment of the Alberta Clipper Pipeline is a 36-inch diameter, 325 mile long crude oil pipeline from the U.S. border near Neche, North Dakota to Superior, Wisconsin. The initial capacity of the line is 450,000 barrels per day (bpd) and was constructed under the terms of a joint funding agreement under which Enbridge funded two-thirds of the capital costs in return for a corresponding economic interest in the earnings and cash flow from the investment. The line is being expanded in two phases to a capacity of 800,000 bpd through the addition of increased pumping horsepower. The required expansion investments are subject to separate joint funding arrangements between Enbridge and EEP.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investment Community Adam McKnight (403) 266-7922 Email: adam.mcknight@enbridge.com	Enbridge Inc. – Media Glen Whelan (403) 508-6563/(888) 992-0997 Email: glen.whelan@enbridge.com

NEWS RELEASE

Enbridge to Transfer $1.76 Billion of Assets to Enbridge Income Fund

CALGARY, ALBERTA – (September 22, 2014): Enbridge Inc. (TSX, NYSE : ENB) has entered into an agreement with Enbridge Income Fund (the “Fund”) to transfer a package of natural gas and diluent pipeline interests to the Fund for total consideration of $1.76 billion. The transfer is subject to receipt of customary regulatory approvals and is expected to close in November 2014.

Enbridge will receive on closing approximately $421 million in cash, $878 million in the form of a long term note payable by the Fund and bearing interest of 5.5 percent per annum, and $461 million in the form of preferred units of Enbridge Commercial Trust, a subsidiary of the Fund. The note is expected to be repaid by the Fund on an expedited basis through the issuance of lower cost public debt, as with the prior transfers completed in 2011 and 2012. The Fund will issue $421 million of trust units to Enbridge Income Fund Holdings (TSX: ENF) to fund the cash component of the consideration.

ENF has entered into a bought deal agreement with a group of underwriters for $336 million of subscription receipts exchangeable into ENF common shares on closing of the transaction. Enbridge has subscribed for $84 million of ENF common shares to maintain its interest in ENF at 19.9 percent. Enbridge’s overall economic interest in the Fund will decrease slightly from 67.3 percent to 66.4 percent as a result of the transfer.

J. Richard Bird, Executive Vice President, Chief Financial Officer and Corporate Development commented, “This latest drop down transaction is consistent with our strategy of utilizing our sponsored vehicles as a significant source of low cost funding for our record growth capital program. The drop down will provide $1.2 billion of net funding to Enbridge, of which over $300 million is in the form of equity. At the same time we retain a significant indirect interest in these assets and will also benefit from the corresponding increase in our incentive distributions from the Fund. So the drop down puts us in a strong position on our overall equity funding plan and is also increasingly accretive over the term of our strategic plan compared with issuing Enbridge common equity. It is a larger transaction than our previous drop downs, reflecting the larger asset base and capitalization of the Fund and ENF, and in turn will contribute further to the Fund’s scale and asset quality, positioning it as an even more effective funding alternative going forward.”

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario,

Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investment Community Adam McKnight (403) 266-7922 Email: adam.mcknight@enbridge.com	Enbridge Inc. – Media Glen Whelan (403) 508-6563/(888) 992-0997 Email: glen.whelan@enbridge.com

NEWS RELEASE

Enbridge Announces Closing of $275 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, September 23, 2014 – Enbridge Inc. (TSX:ENB) (NYSE:ENB “Enbridge”) today announced that it has closed its previously announced public offering of Cumulative Redeemable Preference Shares, Series 15 (the “Series 15 Preferred Shares”) by a syndicate of underwriters led by TD Securities, CIBC World Markets, RBC Capital Markets, and Scotiabank. Enbridge issued 11 million Series 15 Preferred Shares for gross proceeds of C$275 million. The Series 15 Preferred Shares will begin trading on the TSX today under the symbol ENB.PF.G. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investment Community Adam McKnight (403) 266-7922 Email: adam.mcknight@enbridge.com	Enbridge Inc. – Media Graham White (403) 508-6563/(888) 992-0997 Email: graham.white@enbridge.com

NEWS RELEASE

Enbridge Investing Additional $225 Million in Lac Alfred and Massif du Sud Wind Projects

MONTREAL, Quebec – Sept. 23, 2014 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) today announced that it has entered into an agreement to purchase additional ownership stakes in two Quebec wind projects from existing partner, EDF EN Canada Inc. Under the agreement, which is expected to close in mid-October, Enbridge will invest approximately $225 million to acquire an additional 17.5 per cent stake in the 300 megawatt (MW) Lac Alfred Wind Project and an additional 30.0 per cent stake in the 150 MW Massif du Sud Wind Project. Both transactions are subject to customary closing conditions.

Enbridge Inc. and EDF EN Canada became co-owners of the Lac Alfred project in December 2011 and expanded their partnership in December 2012 with the purchase of 50 per cent of Massif du Sud. On completion of the investment, Enbridge will hold 67.5 percent interest in Lac Alfred Wind and 80.0 per cent interest in Massif du Sud.

EDF EN Canada will maintain a 20 per cent ownership position in both facilities. The remaining 12.5 per cent interest of the Lac Alfred Wind Project was acquired by the MRCs of La Matapédia and La Mitis in September 2014.

“With over 40 years of energy infrastructure investments in Quebec, our increased ownership of Massif du Sud and Lac Alfred further demonstrates our commitment to continue building on our strong relationships in the province,” said Vern Yu, Senior Vice President, Corporate Development. “Our increased interest in both facilities allows Enbridge to maintain its standing as the second largest wind energy owner in Canada, a position that reflects the strategic importance of renewable power generation for our company. We’ve invested approximately $3 billion in renewable energy assets over the past five years, and we plan to continue growing our renewable business with the objective of doubling capacity by 2017.

“Additionally, this agreement further reflects the strength of our relationship with EDF EN Canada, with whom we’ve partnered on four jointly-owned wind projects since October 2012,” Mr. Yu added.

The 300 MW Lac Alfred project is located in the municipalities of Saint-Cléophas, Sainte-Irène, Saint-Zénon-du-Lac-Humqui and the unorganized territory (UT) of Lac Alfred in the MRC de La Matapédia and in the municipality of La Rédemption and UT Lac-à-la-Croix in the MRC de La Mitis. Construction of Lac Alfred Wind began in June 2011 and reached commercial operation in two phases: Phase 1 (150 MW) in January 2013 and Phase 2 (150 MW) in August 2013.

Located in the municipalities of Saint-Luc-de-Bellechasse and Saint-Magloire in the MRC des Etchemins and in the municipalities of Notre-Dame-Auxiliatrice-de-Buckland and Saint-Philémon in the MRC de Bellechasse, the 150 MW Massif du Sud Wind project reached commercial operation in January 2013.

Combined, both projects generate enough clean electricity to meet the needs of more than 100,000 Quebec homes. Electricity generated by the facilities is delivered to Hydro-Quebec Distribution under 20-year Power Purchase Agreements.

EDF EN Canada will continue to provide management services to both projects and EDF Renewable Services will continue to provide long-term operations and maintenance services.

These projects further help Enbridge meet its Neutral Footprint commitment to generating a kilowatt hour of renewable energy for every additional kilowatt of energy consumed by its Liquids Pipelines business, a goal the company is on track to meet by 2015.

About Enbridge Inc.:

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

-- 30 --

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5720
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com